Exhibit 99.1

BTQ Technologies Partners with Daou Data to Advance Hardware-Rooted Post-Quantum Security for Korea's Payment Infrastructure

Collaboration targets next-generation protection for payment gateway and VAN systems through hardware-based Korean post-quantum cryptography, with implementation support from Keypair

•	BTQ Technologies has entered into a strategic collaboration with Daou Data, a key affiliate of the broader Daou Kiwoom Group that is widely regarded as its de facto holding company, to advance hardware-rooted post-quantum security for Korea's payment infrastructure. The collaboration also creates a potential pathway into a broader enterprise ecosystem spanning finance, IT, security, HR, content, and commerce.

•	The collaboration combines BTQ's expertise in post-quantum cryptography and hardware-rooted trust architectures with Daou Data's scale in enterprise IT and payments, creating a pathway for real-world deployment in critical financial infrastructure.

•	Keypair will support the implementation of the initiative, building on BTQ's previously announced strategic investment and co-development relationship focused on hardware-rooted security technologies for Korea's critical infrastructure.

•	The announcement also reinforces BTQ's broader momentum in Korea, including recent progress with ICTK, Danal, Finger, and QSSN standardization efforts, positioning the Company at the intersection of post-quantum hardware, payments, banking, and next-generation secure communications.

VANCOUVER, BC, April 14, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced a strategic collaboration with Daou Data Corp. ("Daou Data"), one of Korea's leading IT and payment infrastructure companies, to advance hardware-rooted post-quantum security for Korea's electronic payment systems.

Strengthening Korea's Payment Infrastructure for the Quantum Era

The collaboration is focused on strengthening the security architecture of Daou Data's payment gateway ("PG") and value-added network ("VAN") infrastructure through the introduction of hardware-based Korean post-quantum cryptography ("K-PQC"). The initiative is designed to help prepare critical payment infrastructure for the emerging risks posed by quantum computing, including so-called Harvest Now, Decrypt Later attacks, in which encrypted data intercepted today may be stored and decrypted in the future once sufficiently powerful quantum systems become available.

Under the collaboration, BTQ will contribute its expertise in post-quantum security architecture, hardware-rooted trust frameworks, and deployment design for long-life institutional systems. Daou Data will explore deployment pathways across its payment and enterprise infrastructure, with an initial focus on reinforcing the security foundations of its PG and VAN environments. The goal is to establish a more secure architecture for key generation, cryptographic processing, and key management within dedicated hardware boundaries, helping reduce exposure to external leakage even in the event of system intrusion or elevated privilege compromise.

Keypair's Supporting Role in the Collaboration

Keypair will participate in the collaboration as a supporting implementation partner, contributing hardware security modules and device-layer integration capabilities. Keypair's role builds on BTQ's previously announced strategic investment in the company, under which BTQ secured co-ownership of Keypair's existing and future post-quantum cryptography-related intellectual property and began co-developing next-generation, post-quantum-ready, hardware-rooted security technologies for infrastructure-grade systems. BTQ's relationship with Keypair is intended to accelerate implementations across payments, identity, and regulated institutional systems in Korea.

Why Daou Data Matters

Daou Data is a major enterprise IT solutions and payment infrastructure company and serves as the de facto holding company of the broader Daou Kiwoom Group, which includes seven listed affiliates across KOSPI and KOSDAQ operating across finance, IT, security, HR, content, and commerce. The broader group includes Kiwoom Securities, one of Korea's flagship securities firms, as well as KICA (Korea Information Certificate Authority / SignGATE), a foundational institution in Korea's digital identity, certification, and secure transaction ecosystem. This makes Daou Data a strategically important partner for exploring how post-quantum and hardware-rooted security can be introduced into real financial and enterprise infrastructure in one of the world's most advanced digital markets.

BTQ's Expanding Presence in Korea

The collaboration also reflects BTQ's growing operational footprint in Korea. In recent months, BTQ announced a US$15 million agreement with ICTK to co-develop quantum-secure chip technology and explore collaboration in mass production, certification, and standardization; launched a QSSN proof of concept with Danal, Korea's leading mobile carrier billing provider and operator of Paycoin; and expanded QSSN deployment with Finger Inc. Group, which BTQ described as Korea's largest banking-solutions developer serving major financial institutions. Together, these initiatives position BTQ across hardware security, payments infrastructure, and banking-oriented post-quantum deployment pathways in Korea.

Standards and Strategic Alignment

The broader standards backdrop is also becoming increasingly important. BTQ has previously announced that QuINSA formally approved QSSN as a global standards initiative with unanimous support, placing it on a path toward submissions to ITU, ISO, ETSI, and IEEE. BTQ will help steer the technical roadmap, aligning QSSN with emerging Korean, U.S., and European post-quantum and digital infrastructure initiatives. While this collaboration with Daou Data is distinct from BTQ's QSSN work, both reflect the Company's broader strategy of helping build interoperable, quantum-resilient infrastructure for digital payments and institutional systems.

Management Commentary

Olivier Roussy Newton, CEO of BTQ Technologies, commented:

"Quantum security is no longer a theoretical issue reserved for the lab. It is becoming an operational requirement for real financial infrastructure, especially in environments where encrypted data and system integrity must be protected over long time horizons. Our collaboration with Daou Data reflects BTQ's strategy of bringing hardware-rooted post-quantum security into practical deployment environments, beginning with critical payment systems and extending toward broader enterprise and institutional use cases. With Daou Data's scale and strategic position in Korea's digital economy, we believe this collaboration has the potential to help define a stronger security foundation for next-generation payment infrastructure."

Sangjun Kim, CEO of Daou Data, commented:

"As the threat landscape evolves, we believe the next generation of payment security must be designed not only for current attacks, but also for future cryptographic disruption. By partnering with BTQ Technologies and Keypair, Daou Data is taking a forward-looking approach to payment security and helping shape the next standard for secure, quantum-resilient financial infrastructure."

Looking Beyond Payments

In addition to payment applications, the parties expect the collaboration to inform future opportunities across broader enterprise security environments, including security operations infrastructure and Zero Trust architectures. These may include post-quantum protection for logs, monitoring systems, control commands, and hardware-backed device authentication, building on the same core principle that security should be anchored not only in software, but in physically rooted trust.

This initiative supports BTQ's broader mission to help organizations transition from classical cybersecurity models to quantum-resilient infrastructure through a combination of post-quantum cryptography, hardware security, and advanced validation frameworks.

About Daou Data Corp.
Daou Data is a leading Korean IT solutions and payment infrastructure company and a subsidiary of the broader Daou Kiwoom Group, which includes seven listed affiliates across KOSPI and KOSDAQ operating across finance, IT, security, HR, content, and commerce. Through its businesses in software solutions, IT services, and VAN/PG payment infrastructure, Daou Data serves a broad enterprise customer base across Korea.
https://www.daoudata.co.kr/en

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com, Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 14-APR-26